UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Rockwell Medical, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

774374102

(CUSIP Number)

DAVID S. RICHMONd

richmond brothers, Inc.

3568 Wildwood Avenue

Jackson, Michigan 49202

(517) 435-4040

STEVE WOLOSKY

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 24, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,142,047
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,142,047
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%
14	TYPE OF REPORTING PERSON

IA, CO

2

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		164,841
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

164,841
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

164,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI Private Investment II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		29,802
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

29,802
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

29,802
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

RBI PI Manager, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		194,643
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

194,643
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

194,643
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Richmond Brothers 401(k) Profit Sharing Plan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MICHIGAN
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		41,495
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

41,495
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,495
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

EP

6

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

David S. Richmond
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		371,055
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		69,745
PERSON WITH	9	SOLE DISPOSITIVE POWER

371,055
	10	SHARED DISPOSITIVE POWER

5,211,792
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,582,847
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.7%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Matthew J. Curfman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		40,684
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		75,880
PERSON WITH	9	SOLE DISPOSITIVE POWER

40,684
	10	SHARED DISPOSITIVE POWER

5,217,927
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,258,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.1%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Norman J. Ravich Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		44,400
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

44,400
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

9

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Norman and Sally Ravich Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

10

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Alexander Coleman Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

11

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Alyssa Danielle Ravich 1991 Irrevocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

MINNESOTA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		25,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

25,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

12

CUSIP NO. 774374102

1	NAME OF REPORTING PERSON

Mark H. Ravich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		419,150
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

419,150
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

419,150
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

13

CUSIP NO. 774374102

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares held in the Separately Managed Accounts and purchased by each of RBI PI, RBI PII, the RBI Plan, the NJR Trust, the ACR Trust, the ADR Trust and the NSR Trust were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,142,047 Shares held by the Separately Managed Accounts is approximately $30,504,016, excluding brokerage commissions. The aggregate purchase price of the 164,841 Shares owned directly by RBI PI is approximately $1,099,401, excluding brokerage commissions. The aggregate purchase price of the 29,802 Shares owned directly by RBI PII is approximately $175,072, excluding brokerage commissions. The aggregate purchase price of the 41,495 Shares owned directly by the RBI Plan is approximately $281,440, excluding brokerage commissions. The aggregate purchase price of the 44,400 Shares owned directly by the NJR Trust is approximately $239,316, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by the ACR Trust is approximately $181,750, excluding brokerage commissions. The aggregate purchase price of the 25,000 Shares owned directly by the ADR Trust is approximately $183,000, excluding brokerage commissions. The aggregate purchase price of the 10,000 Shares owned directly by the NSR Trust is approximately $74,000, excluding brokerage commissions.

The Shares purchased by Mr. Richmond were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 204,662 Shares beneficially owned by Mr. Richmond, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son, is approximately $890,826, excluding brokerage commissions.

The Shares purchased by Mr. Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 75,069 Shares beneficially owned by Mr. Curfman, including the 34,385 Shares directly owned by his spouse, is approximately $466,289, excluding brokerage commissions.

The Shares purchased by Mr. Ravich were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market transactions. The aggregate purchase price of the 314,750 Shares owned directly by Mr. Ravich is approximately $2,281,400, excluding brokerage commissions.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,057,711 Shares outstanding as of April 28, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2017.

14

CUSIP NO. 774374102

A.	Richmond Brothers
(a)	As of the close of business on May 25, 2017, 5,142,047 Shares were held in the Separately Managed Accounts. As the investment advisor to the Separately Managed Accounts, Richmond Brothers may be deemed the beneficial owner of the 5,142,047 Shares held in the Separately Managed Accounts.

Percentage: Approximately 9.9%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 5,142,047 4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer through the Separately Managed Accounts by Richmond Brothers since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	RBI PI
(a)	As of the close of business on May 25, 2017, RBI PI beneficially owned 164,841 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 164,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 164,841
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PI has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
C.	RBI PII
(a)	As of the close of business on May 25, 2017, RBI PII beneficially owned 29,802 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 29,802
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 29,802
4. Shared power to dispose or direct the disposition: 0

(c)	RBI PII has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
D.	RBI Manager
(a)	As the manager of RBI PI and RBI PII, RBI Manager may be deemed the beneficial owner of the (i) 164,841 Shares owned by RBI PI and (ii) 29,802 Shares owned by RBI PII.

Percentage: Less than 1%

15

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 194,643
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 194,643
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Manager has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
E.	RBI Plan
(a)	As of the close of business on May 25, 2017, the RBI Plan beneficially owned 41,495 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 41,495
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 41,495
4. Shared power to dispose or direct the disposition: 0

(c)	RBI Plan has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
F.	Mr. Richmond
(a)	As of the close of business on May 25, 2017, Mr. Richmond beneficially owned 204,662 Shares, including 28,096 Shares directly owned by his spouse, 147 Shares directly owned by his daughter and 7 Shares directly owned by his son. As the Chairman of Richmond Brothers, manager of RBI Manager and a trustee of the RBI Plan, Mr. Richmond may also be deemed the beneficial owner of the (i) 5,142,047 Shares held in the Separately Managed Accounts, (ii) 164,841 Shares owned by RBI PI, (iii) 29,802 Shares owned by RBI PII and (iv) 41,495 Shares owned by the RBI Plan.

Percentage: Approximately 10.7%

(b)	1. Sole power to vote or direct vote: 371,055
2. Shared power to vote or direct vote: 69,745
3. Sole power to dispose or direct the disposition: 371,055
4. Shared power to dispose or direct the disposition: 5,211,792

(c)	Mr. Richmond has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer through the Separately Managed Accounts are set forth in Schedule A and are incorporated herein by reference.
G.	Mr. Curfman
(a)	As of the close of business on May 25, 2017, Mr. Curfman beneficially owned 75,069 Shares, including 34,385 Shares directly owned by his spouse. As the President of Richmond Brothers and a trustee of the RBI Plan, Mr. Curfman may also be deemed the beneficial owner of the (i) 5,142,047 Shares held in the Separately Managed Accounts and (ii) 41,495 Shares owned by the RBI Plan.

Percentage: Approximately 10.1%

16

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 40,684
2. Shared power to vote or direct vote: 75,880
3. Sole power to dispose or direct the disposition: 40,684
4. Shared power to dispose or direct the disposition: 5,217,927

(c)	Mr. Curfman has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D. The transactions in the securities of the Issuer through the Separately Managed Accounts since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
H.	NJR Trust
(a)	As of the close of business on May 25, 2017, the NJR Trust beneficially owned 44,400 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 44,400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 44,400
4. Shared power to dispose or direct the disposition: 0

(c)	The NJR Trust has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
I.	NSR Trust
(a)	As of the close of business on May 25, 2017, the NSR Trust beneficially owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by the NSR Trust since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
J.	ACR Trust
(a)	As of the close of business on May 25, 2017, the ACR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

17

CUSIP NO. 774374102

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ACR Trust has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
K.	ADR Trust
(a)	As of the close of business on May 25, 2017, the ADR Trust beneficially owned 25,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 25,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 25,000
4. Shared power to dispose or direct the disposition: 0

(c)	The ADR Trust has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 4 to the Schedule 13D.
L.	Mr. Ravich
(a)	As of the close of business on May 25, 2017, Mr. Ravich directly beneficially owned 314,750 Shares. In addition, as the trustee of each of the Ravich Trusts, Mr. Ravich may be deemed the beneficial owner of the (i) 44,400 Shares owned by the NJR Trust, (ii) 10,000 Shares beneficially owned by the NSR Trust, (iii) 25,000 Shares owned by the ACR Trust and (iv) 25,000 Shares owned by the ADR Trust.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 419,150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 419,150
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the securities of the Issuer by Mr. Ravich and on behalf of the NSR Trust since the filing of Amendment No. 4 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

18

CUSIP NO. 774374102

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Reporting Persons were advised by Jay F. Joliat that the Issuer threatened to continue to pursue the Michigan Action (as defined in Amendment No. 2 to the Schedule 13D) and other possible claims against Mr. Joliat unless he agreed to vote his Shares in accordance with the Issuer’s recommendations at the 2017 annual meeting of shareholders (the “Annual Meeting”).

The Reporting Persons believe that Mr. Joliat should be free to vote his Shares in the manner of his choice without fear of litigation from the Issuer. Accordingly, on May 24, 2017, Richmond Brothers and Mr. Ravich (together, the “Indemnitors”) entered into an indemnification agreement (the “Indemnification Agreement”) with Mr. Joliat. Pursuant to the Indemnification Agreement, the Indemnitors agreed (i) to indemnify Mr. Joliat from the attorney’s fees incurred by him beginning on June 1, 2017 (the date of the Annual Meeting) in connection with the Michigan Action and any additional claims related thereto that are brought by the Issuer, and (ii) to the extent that the Eastern District of Michigan determines that Mr. Joliat was a member of a “group” with the Indemnitors for purposes of the Exchange Act, the Indemnitors shall also indemnify him for his attorney’s fees incurred prior to June 1, 2017, in an amount not to exceed $25,000 in the aggregate, in connection with the Michigan Action. The Indemnitors’ obligations set forth in the Indemnification Agreement terminate on the earliest to occur of (a) the date the Michigan Action is dismissed or (b) the date the parties agree in writing to terminate the agreement; provided, however, in the event that Mr. Joliat votes his Shares in accordance with the Issuer’s recommendation with respect to the election of directors at the Annual Meeting, or if he abstains from voting for any nominee, the Indemnitors shall have no obligation to indemnify him.

The Indemnification Agreement further provides that Mr. Joliat retains absolute discretion with respect to the voting of his Shares and nothing in the Indemnification Agreement constitutes an agreement by Mr. Joliat to vote his Shares in a particular manner. For the avoidance of doubt, the Indemnitors each acknowledge that Mr. Joliat may vote his Shares for the Issuer’s nominee at the Annual Meeting. The foregoing description of the Indemnification Agreement is qualified in its entirety by reference to the Indemnification Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Indemnification Agreement, dated May 24, 2017.
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CUSIP NO. 774374102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 26, 2017

Richmond Brothers, Inc.

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Chairman

RBI Private Investment I, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

RBI Private Investment II, LLC

By:	RBI PI Manager, LLC
Manager

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	RBI PI Manager, LLC

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Manager

By:	Richmond Brothers 401(k) Profit Sharing Plan

By:	/s/ David S. Richmond
	Name:	David S. Richmond
	Title:	Trustee

20

CUSIP NO. 774374102

/s/ David S. Richmond
David S. Richmond

/s/ Matthew J. Curfman
Matthew J. Curfman

Norman J. Ravich Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alexander Coleman Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Alyssa Danielle Ravich 1991 Irrevocable Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

Norman and Sally Ravich Family Trust

By:	/s/ Mark H. Ravich
	Name:	Mark H. Ravich
	Title:	Trustee

/s/ Mark H. Ravich
Mark H. Ravich

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CUSIP NO. 774374102

SCHEDULE A

Transactions in the Securities of the Issuer Since the filing of Amendment No. 4 to the Schedule 13D

Nature of Transaction	Securities Purchased/(Sold)	Price per Share ($)	Date of Purchase / Sale

Richmond Brothers, Inc.
(Through the Separately Managed Accounts)

Purchase of Common Stock	131	7.6685	05/05/2017
Purchase of Common Stock	400	7.5005	05/05/2017
Purchase of Common Stock	406	7.4364	05/08/2017
Sale of Common Stock*	(614)	*	05/08/2017
Purchase of Common Stock	301	7.2890	05/10/2017
Sale of Common Stock	(236)	7.1307	05/10/2017
Sale of Common Stock	(95)	7.1407	05/10/2017
Sale of Common Stock*	(1,825)	*	05/10/2017
Purchase of Common Stock	303	6.6333	05/15/2017
Purchase of Common Stock	752	6.6440	05/15/2017
Purchase of Common Stock	451	6.6783	05/16/2017
Purchase of Common Stock	1,527	6.5306	05/17/2017
Purchase of Common Stock	44	6.8088	05/19/2017
Sale of Common Stock	(69)	7.3019	05/25/2017

Mark H. Ravich

Purchase of Common Stock#	30,000	6.0000	05/19/2017

Norman and Sally Ravich Family Trust

Purchase of Common Stock#	10,000	6.0000	05/19/2017

* Relationship with separately managed account terminated.

# Represents a purchase of Shares in connection with the exercise of certain exchange-listed call options.